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                           September 27, 2022

       Robert E. Goetz, Jr.
       Chief Executive Officer
       Community Heritage Financial, Inc.
       24 West Main Street
       Middletown, MD 21769

                                                        Re: Community Heritage
Financial, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed September 23,
2022
                                                            File No. 024-11920

       Dear Mr. Goetz:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance